UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2) *

TRIMERIS, INC.

(Name of Issuer)

Common Stock, $0.001 per share

(Title of Class of Securities)

896263100

(CUSIP Number)

Barry L. Bloom
655 Madison Avenue 8th Floor
New York, NY 10021
(212) 521-2930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

SCHEDULE 13D

CUSIP No. 896263100	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Andrew H. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,195,175
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,195,175
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 896263100	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Daniel R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,195,175
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,195,175
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 896263100	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS James S. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,195,175
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,195,175
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 896263100	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas J. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,195,175
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,195,175
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,175
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 896263100	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,647,950
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,647,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,647,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 896263100	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,647,950
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,647,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,647,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

           This Amendment No. 2 to Schedule 13D is being filed by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch, Felix J. Baker and Julian C. Baker (each, a “Reporting Person”) to amend and supplement the statement on Schedule 13D previously filed by them with the Securities and Exchange Commission. Except as amended and supplemented herein, that statement remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration.

           The funds used to purchase the shares of Common Stock reported in the second table under Item 5 below were provided from the available working capital of the entity indicated as making the purchase. The aggregate price of each purchase is included in the second table under Item 5 below.

Item 5.	Interest in Securities of the Issuer.

           Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that is beneficially owned by each such person or entity.

Name	Number of Shares	Percent of Class Outstanding (1)

Four Partners

Baker/Tisch Investments, L.P.

Baker Bros. Investments, L.P.

Baker Bros. Investments II, L.P.

Baker Biotech Fund I, L.P.

Baker Biotech Fund II, L.P.

Baker Biotech Fund II (A), L.P.

FBB Associates

Andrew H. Tisch (2)

Daniel R. Tisch (2)

James S. Tisch (2)

Thomas J. Tisch (2)

Total

	906,850 278,000 136,950 169,800 815,845 1,144,755 62,600 40,000 288,325 288,325 288,325 288,325 4,708,100	4.8% 1.5% 0.7% 0.9% 4.4% 6.1% 0.3% 0.2% 1.5% 1.5% 1.5% 1.5% 25.1%
(1)	The ownership percentages set forth in the table above are based on 18,741,364 shares of Common Stock outstanding, as reported on the Company’s Form 10-Q for the fiscal quarter ended March 31, 2002.

Page 8 of 11 Pages

(2)

Includes shares held by the Reporting Person (a) in his individual capacity or (b) by a trust in which the Reporting Person is the trustee or beneficiary and has voting or investment control over the shares of Common Stock held by such trust.

           The following persons may be regarded as beneficial owners of the shares listed above for the reasons listed below:

(1)

By virtue of their status as managing trustees of the trusts that are the general partners of Four Partners, a New York general partnership, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by Four Partners and shared power to vote or direct the vote of and to dispose or direct the disposition of those shares.

(2)

By virtue of his status as manager of Four Partners, Thomas J. Tisch may be deemed to have power to vote or direct the vote of the securities owned by Four Partners and power to dispose or direct the disposition of the securities owned by Four Partners.

(3)

Julian C. Baker and Felix J. Baker, by virtue of their ownership of entities that have the power to control the investment decisions of Baker/Tisch Investments, L.P. (formerly known as Baker/Tisch Investments, LLC), Baker Bros. Investments, L.P. (formerly known as Baker Bros. Investments, LLC), Baker Bros. Investments II, L.P. (formerly known as Baker Bros. Investments II, LLC), Baker Biotech Fund I, L.P., Baker Biotech Fund II, L.P. and Baker Biotech Fund II (A), L.P., may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of those shares.

           The following transactions in Common Stock were effected by the entities noted below since the most recent filing on Schedule 13D. None of the Reporting Persons has effected any other transactions in Common Stock since the most recent filing on Schedule 13D. The following transactions were effected through NASDAQ.

Name	Date	Number of Shares	Transaction	Price/ Share	Aggregate Amount
Baker Biotech Fund I, L.P. Baker Biotech Fund I, L.P. Baker Biotech Fund I, L.P. Baker Biotech Fund I, L.P. Baker Biotech Fund I, L.P.	06/04/02 06/05/02 06/06/02 06/07/02 06/10/02	4,500 13,500 14,900 16,400 410	Purchase Purchase Purchase Purchase Purchase	$45.66 $44.83 $43.11 $41.18 $43.38	$205,567 $605,491 $642,692 $675,650 $17,794

Page 9 of 11 Pages

Baker Biotech Fund I, L.P.

Baker Biotech Fund I, L.P.

Baker Biotech Fund I, L.P.

Baker Biotech Fund I, L.P.

Baker Biotech Fund I, L.P.

Baker Biotech Fund I, L.P.

Baker Biotech Fund I, L.P.

Baker Biotech Fund I, L.P.

Baker Biotech Fund I, L.P.

Baker Biotech Fund I, L.P.

Baker Biotech Fund I, L.P.

Baker Biotech Fund II, L.P.

Baker Biotech Fund II, L.P.

Baker Biotech Fund II, L.P.

Baker Biotech Fund II, L.P.

Baker Biotech Fund II, L.P.

Baker Biotech Fund II, L.P.

Baker Biotech Fund II, L.P.

Baker Biotech Fund II, L.P.

Baker Biotech Fund II, L.P.

Baker Biotech Fund II, L.P.

Baker Biotech Fund II (A), L.P.

Baker Biotech Fund II (A), L.P.

Baker Biotech Fund II (A), L.P.

Baker Biotech Fund II (A), L.P.

Baker Biotech Fund II (A), L.P.

Baker Biotech Fund II (A), L.P.	06/11/02

06/12/02

06/13/02

06/14/02

06/17/02

06/18/02

06/19/02

06/20/02

06/21/02

06/25/02

06/26/02

06/04/02

06/05/02

06/06/02

06/07/02

06/10/02

06/11/02

06/12/02

06/13/02

06/14/02

06/17/02

06/18/02

06/19/02

06/20/02

06/21/02

06/25/02

06/26/02	4,100 5,150 800 20,400 2,100 3,800 4,000 20,000 10,900 3,400 1,200 6,400 19,600 21,500 23,800 590 6,000 7,450 1,200 29,600 3,100 5,500 5,800 28,900 15,800 4,900 1,700	Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase

Purchase	$42.20 $41.07 $41.78 $41.78 $46.98 $47.29 $46.39 $43.99 $43.79 $41.28 $40.50 $45.66 $44.83 $43.11 $41.18 $43.38 $42.20 $41.07 $41.78 $41.78 $46.98 $47.29 $46.39 $43.99 $43.79 $41.28 $40.50	$173,093

$211,609

$33,444

$852,798

$98,707

$179,790

$185,626

$880,276

$477,545

$140,431

$48,624

$292,362

$879,084

$927,375

$980,517

$25,606

$253,306

$306,114

$50,165

$1,237,392

$145,710

$260,222

$269,158

$1,271,999

$692,222

$202,386

$68,884

           Because of certain business and family relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. However, the filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

Page 10 of 11 Pages

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 28, 2002	By:	/s/ Andrew H. Tisch

Andrew H. Tisch

By:	/s/ Daniel R. Tisch

Daniel R. Tisch

By:	/s/ James S. Tisch

James S. Tisch

By:	/s/ Thomas J. Tisch

Thomas J. Tisch

By:	/s/ Julian C. Baker

Julian C. Baker

By:	/s/ Felix J. Baker

Felix J. Baker

Page 11 of 11 Pages